John Reynolds
Assistant Director
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

RE: WBK 1 Inc.
 Registration Statement on Form 10-12G
 Filed September 17th 2014
 File No: 000-55285

Mr. Reynolds:

This correspondence is in response to your letter dated November 6th, 2014 in reference to our filing of the Form 10 filed September 17th, 2014 on the behalf of WBK 1 Inc, File No.000-55285

Please accept the following responses and note that Registrant filed amended Form 10-12G/A on November 7th, 2014.

Comment 1

Statements of Operations, page F-4
 1. We note your response to comment 6 in our letter dated October 14, 2014 that you will fix the inconsistency in the amended Form 10.  However, we note that the inconsistency has not been resolved in the amendment.  We reissue prior comment 6.

Answer:

We have amended the Form 10 to reconcile this inconsistency.

Registrant wishes to acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
•	Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Kent Wilson
Kent Wilson
President